SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No.  )


                        Anworth Mortgage Asset Corporation
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                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)


                                   037347101
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                                 (CUSIP Number)

                                  Brian Taylor
                     c/o Pine River Capital Management L.P.
                               601 Carlson Parkway
                                    Suite 330
                              Minnetonka, MN 55305
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                   March 20, 2013
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 037347101
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Pine River Capital Management L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     9,123,514

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     9,123,514

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,123,514

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.4%

14.  TYPE OF REPORTING PERSON

     IA, PN

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CUSIP No. 037347101
           --------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Brian Taylor

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     9,123,514

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     9,123,514

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,123,514

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.4%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No. 037347101
          ---------

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Item 1.  Security and Issuer.

     The name of the issuer is Anworth Mortgage Asset Corporation, a Maryland corporation (the "Issuer"). The address of the Issuer's principal executive offices is 1299 Ocean Avenue, Second Floor, Santa Monica, California, 90401.

     This schedule relates to the Issuer's Common Stock, $0.01 par value (the "Shares").

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Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed by Pine River Capital Management L.P., a Delaware limited partnership (the "Investment Manager") and Brian Taylor, the managing member of Pine River Capital Management LLC, the general partner of the Investment Manager (the "Managing Member")
(each a "Reporting  Person" and collectively the "Reporting  Persons").

     The principal business address of the Investment Manager and the Managing Member is located at 601 Carlson Parkway, Suite 330,
Minnetonka,  MN 55305, United States of America.

     (d) Brian Taylor has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof, Pine River Capital Management L.P. may be deemed to beneficially own 9,123,514 Shares.

          As of the date hereof, Brian Taylor may be deemed to beneficially own 9,123,514 Shares.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4. Purpose of Transaction.

Funds under the management of the Reporting Persons have periodically purchased Shares of the Issuer based on their belief that the Shares, when purchased, were undervalued and/or represented an attractive investment opportunity.

The Reporting Persons intend to review the investments by the funds in the Issuer on a continuing basis. The Reporting Persons believe that the Issuer has historically underperformed its peer group of real estate investment trusts that invest in mortgage-backed securities and other applicable benchmarks.
The Reporting Persons may engage the Issuer in discussions intended to improve the performance and increase shareholder value of the Shares. The Reporting Persons may in the future take such actions with respect to the investments by the funds in the Issuer as they deem appropriate, which may include proposing one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right to effect transactions that would change the number of Shares of the Issuer they may be deemed to beneficially own.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, subject to the applicable provisions of the governing documents of the Issuer, and/or to recommend courses of action to the management, board of directors and shareholders of the Issuer.

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Item 5.  Interest in Securities of the Issuer.

     (a, b) As of the date hereof, Pine River Capital Management L.P. may be deemed to be the beneficial owner of 9,123,514 Shares, or 6.4% of the Shares of the Issuer, based upon the 143,695,647 Shares issued and outstanding according to the Form S-3 of the Issuer filed March 20, 2013.

     Pine River Capital Management L.P. has the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 9,123,514 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 9,123,514 Shares to which this filing relates.

     Pine River Capital Management L.P. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of the date hereof, Brian Taylor may be deemed to be the beneficial owner of 9,123,514 Shares, or 6.4% of the Shares of the Issuer, based upon the 143,695,647 Shares issued and outstanding according to the Form S-3 of the Issuer filed March 20, 2013.

     Brian Taylor has the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 9,123,514 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 9,123,514 Shares to which this filing relates.

     Brian Taylor specifically disclaims beneficial ownership in the Shares reported herein except to the extent of his pecuniary interest therein.

     The Shares were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case purchased in a private transaction with the Issuer, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, the Reporting Persons may engage in any or all of the items discussed in Item 4 above.

     (c) See Exhibit B for schedule of transactions.

     (d) Inapplicable

     (e) Inapplicable

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

     Exhibit A:  Joint Filing Agreement
     Exhibit B:  Schedule of Transactions in the Shares of the Issuer

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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             April 1, 2013
                                  ----------------------------------------
                                                 (Date)


                                 Pine River Capital Management L.P.

                                 By: Pine River Capital Management LLC,
                                     General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title: Managing Member of the General Partner

                                 /s/ Brian Taylor
                                 -----------------------------------------------
                                 Brian Taylor

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, dated April 1, 2013 relating to the Common Stock, $0.01 par value of Anworth Mortgage Asset Corporation shall be filed on behalf of the undersigned.


                                 Pine River Capital Management L.P.

                                 By: Pine River Capital Management LLC,
                                     General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title: Managing Member of the General Partner


                                 /s/ Brian Taylor
                                 -----------------------------------------------
                                 Brian Taylor

                                    Exhibit B


              TRANSACTIONS IN THE SHARES DURING THE PAST 60 DAYS

Transaction      Quantity    Price      Trade Date      Settlement Date
Type

Buy              25,000      6.3498     March 28, 2013  April 3, 2013

Buy              150,584     6.3184     March 22, 2013  March 27, 2013

Buy              50,000      6.335      March 22, 2013  March 27, 2013

Buy              16,800      6.3517     March 22, 2013  March 27, 2013

Buy              190,000     6.3518     March 22, 2013  March 27, 2013

Buy              150,000     6.37       March 22, 2013  March 27, 2013

Buy              215,616     6.3722     March 22, 2013  March 27, 2013

Buy              227,000     6.4007     March 22, 2013  March 27, 2013

Buy              54,829      6.2477     March 21, 2013  March 26, 2013

Buy              122,768     6.2504     March 21, 2013  March 26, 2013

Buy              12,200      6.205      March 20, 2013  March 25, 2013

Buy              150,000     6.2089     March 20, 2013  March 25, 2013

Buy              20,000      6.2358     March 20, 2013  March 25, 2013

Buy              817,800     6.2828     March 20, 2013  March 25, 2013

Sell             (22,033)    6.0888     Feb. 25, 2013   Feb. 28, 2013